FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



For December 10, 2005



                 Euro Tech Holdings Company Limited
     -------------------------------------------------------
         (Translation of registrant's name into English)

   18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
-------------------------------------------------------------------
             (Address of Principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [   ]      No [  X ]


	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-_______________.



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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 2


Item 5.  Other Events
---------------------

Resignation of ( Non-Executive) Director and Appointment of New Director
------------------------------------------------------------------------
to Fill Vacancy
---------------

	On December 10, 2005, Choi Chiu Ho resigned as a Director of the Registrant without stating any reason for his resignation. The Registrant is aware that he has become a consultant to another company.

        To fill the vacancy on the Registrant's Board of Directors, Mr. Cheang Ka Chong was appointed as a director of the Company on December 17, 2005. Cheang Ka Chong is 77 years of age and has 45 years of experience in the shipping industry (importing and exporting). From 1952 to 1997, he had been shipping manager for John Swire & Sons (Hong Kong) Ltd.

Item 9.01	FINANCIAL STATEMENT AND EXHIBITS

	None


                               SIGNATURES
                               ----------

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   EURO TECH HOLDINGS COMPANY LIMITED
                                   (Registrant)



Dated: January 9, 2006             By: /s/T.C. Leung
                                      -----------------------------------
                                      T.C. Leung, Chief Executive Officer
                                      and Chairman of the Board




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